Exhibit 12

Cigna Corporation

Computation Of Ratio Of Earnings To Fixed Charges

	Three Months Ended
	March 31,

(Dollars in millions)	2015	2014
Income before income taxes	$854	$853
Adjustments:
Income from equity investees, net of distributions	6	(9)
(Income) loss attributable to noncontrolling interests	2	(1)
Income before income taxes, as adjusted	$862	$843
Fixed charges included in income:
Interest expense	$66	$67
Interest portion of rental expense	13	10
Interest credited to contractholders	—	2
Total fixed charges included in income	$79	$79
Income available for fixed charges	$941	$922
RATIO OF EARNINGS TO FIXED CHARGES:	11.9	11.7